04001349

SECURI[...]IMISSION

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SEC MAIL PROCESSING RECEIVED JAN 0 5 2004 WASH, D.C. SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46821

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/02 (MM/DD/YY) AND ENDING 10/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MONTROSE SECURITIES INTERNATIONAL

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 MONTGOMERY STREET, SUITE 3050
(No. and Street)

SAN FRANCISCO, (City) CALIFORNIA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Y. Leung (415) 399-9955
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hendriks, G. Paul
(Name – *if individual, state last, first, middle name*)

1050 Northgate Drive, Suite 52, San Rafael, CA 94903
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED FEB 11 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip Y. Leung, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montrose Securities International, as of October 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

STATE of California
County of San Francisco

Subscribed and sworn to before me on 12.16.2003

Pamela Kahn
Notary Public

[Signature]
Signature

PRESIDENT
Title

PAMELA KAHN
COMM. #1367754
Notary Public-California
SAN FRANCISCO COUNTY
My Comm. Exp. Aug 3, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Reconciliation of the Audited Net Capital Computation and the Broker-Dealers Corresponding Unaudited Part IIA Net Capital Computation.

MONTROSE SECURITIES INTERNATIONAL

FINANCIAL STATEMENTS

For the year ended October 31, 2003

MONTROSE SECURITIES INTERNATIONAL

For the year ended October 31, 2003

TABLE OF CONTENTS

	Page
Report of Independent Public Accountant	3
Financial Statements:	
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Stockholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8-10
Supplemental Schedules	11-14

GPH G. PAUL HENDRIKS, MBA
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNTANT

To the Shareholder of Montrose Securities International,

I have audited the statement of financial condition of Montrose Securities International, as of October 31, 2003, and the related statements of operations and changes in stockholders' equity and cash flows for the year ended October 31, 2003. The financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Montrose Securities International, as of October 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. .

My examination has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

December 15, 2003

1050 Northgate Drive ▪ Suite 52 ▪ San Rafael, CA 94903 ▪ 415/492-8933 ▪ FAX 415/492-8330

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF FINANCIAL CONDITION

October 31, 2003

ASSETS

Cash	$221,699
Receivable from broker-dealers	308,729
Marketable securities at market value (cost 31,900)	22,000
Prepaid expenses	14,500
Prepaid income taxes	5,800
0ffice equipment net of accumulated depreciation of $69,444	13,820
Organization costs net of accumulated amortization of $6,797	0
Deposits and other assets	5,035
	$591,583

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued liabilities	$ 2,550
Commissions payable	244,315
Total liabilities	246,865
Stockholder's Equity:	
Common stock – no par value; authorized 100,000 shares, issued and outstanding, 1000 shares	30,000
Retained earnings	314,718
Total stockholder's equity	344,718
Total liabilities and stockholder's equity	$591,583

The accompanying notes are an integral part
of these financial statements

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF OPERATIONS

For the year ended October 31, 2003

Revenue	
Commissions	$3,037,503
Trading gains (losses)	(9,900)
Interest and other	8,284
Total revenue	3,035,887
Expenses	
Compensations and benefits	2,000,674
Clearance fees	768,901
Occupancy	55,745
Information services	44,802
Office expenses	51,145
Professional fees	17,261
Travel and promotion	70,722
Regulatory expenses	5,110
Depreciation and amortization	13,082
Total expenses	3,027,442
Income before taxes on income	8,445
Income tax provision	1,850
Net income	$ 6,595

The accompanying notes are an integral part
of these financial statements

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended October 31, 2003

	Common Stock	Retained Earnings	Stockholder's Equity
BEGINNING BALANCE November 1, 2002	$ 30,000	$ 308,123	$338,123
Net income (loss)		6,595	6,595
ENDING BALANCE October 31, 2003	$ 30,000	$ 314,718	$344,718

The accompanying notes are an integral part of these financial statements

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF CASH FLOWS

For the year ended October 31, 2003

Cash flows from operating activities:	
Net income	$ 6,595
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	13,082
(Increase) decrease in receivable from broker-dealers	(99,796)
(Increase) decrease in marketable securities	9,900
(Increase) decrease in prepaid incomes taxes	(5,800)
Increase (decrease) in accounts payable	(75)
Increase (decrease) in commissions payable	(168,095)
Increase (decrease) in income taxes payable	(11,301)
Net cash provided (used) by operating activities	(255,490)
Cash flows from investing activities	
Purchase of furniture and equipment	(11,505)
Net cash flows used by investing activities	(11,505)
Net increase (decrease) in cash	(266,995)
Cash at beginning of period	488,694
Cash at end of period	$ 221,699
Supplemental information:	
Income taxes paid	$ 18,951

The accompanying notes are an integral part of these financial statements

MONTROSE SECURITIES INTERNATIONAL

NOTES TO FINANCIAL STATEMENTS

October 31, 2003

Note 1) Organization

The Company was incorporated on November 22,1993 in the state of California. In December 1993, the Company became registered with the Securities and Exchange Commission as a broker-dealer in securities pursuant to Section 15 (B) of the Securities and Exchange Act of 1934. In April 1994 the Company became a member of the National Association of Securities Dealers. The company commenced securities transactions in August 1994.

Note 2) Summary of Significant Accounting Policies

The financial statements are prepared on the accrual basis of accounting.

Transactions in securities are recorded on a trade date basis. Marketable equity securities are valued at the quoted market value of the securities.

Office equipment is depreciated on a straight line basis over a period of five years.

Organization costs are amortized over sixty months beginning with the commencement of its business.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Note 3) Marketable Securities

Marketable securities owned in the amount of $22,000 consist of investment securities at current market values. Net unrealized losses of $9,900 are included in securities trading revenue for the year ended October 31, 2003 and are the results of net changes between aggregate cost at the time of purchase and the market values of the securities owned at October 31, 2002 and October 31, 2003.

MONTROSE SECURITIES INTERNATIONAL

NOTES TO FINANCIAL STATEMENTS

October 31, 2003

Note 4) Income Taxes

Income taxes computed on taxable income are $2,600 and $1,600 for Federal and California State purposes, respectively.
The income provisions for income taxes consists of the following:

	Current	Deferred	Total
Federal income taxes	$ 2,600	$ 2,350	$ 250
State income taxes	1,600	0	1,600
Total	$ 4,200	$ 2,350	$ 1,850

All income taxes due for prior years have been paid in full.

Prepaid income taxes consist of the following:

	Current	Deferred	Total
Federal income tax	$ 3,900	$ 0	$ 3,900
State income tax	1,900	0	1,900
Total	$ 5,800	$ 0	$ 5,800

Note 5) Net Capital Requirements

The Company is required to maintain minimum net capital as defined by rule 15c3-1 of the Securities and Exchange Commission. On October 31, 2003, the Company's net capital was $302,263, the amount of which is $285,804 in excess of the required net capital. The Company's ratio of aggregate indebtedness to net capital also may not exceed 15 to 1. On October 31, 2003, the Company's net capital ratio was 0.82 to 1.

MONTROSE SECURITIES INTERNATIONAL

NOTES TO FINANCIAL STATEMENTS

October 31, 2003

Note 6) Concentration of Credit Risk

The Company maintains cash balances with a financial institution in San Francisco, California. Deposits at financial institutions are insured by the Federal Deposit Insurance Corporation (FDIC) for amounts up to $100,000. As of October 31, 2003, the Company had uninsured cash balances from excess funds on deposit over applicable insurance limits of $121,699.

Note 7) Lease Obligations

The Company currently leases office space which is accounted for as an operating lease. This lease is for the term of five years commencing August 1, 2003 and provides for the basic monthly rent of $4,839 plus 0.154% of designated common building expenses. The lease expires July 31, 2008.

Future minimum lease payments under this operating lease are as follows:

Year ended	Amount
October 31, 2004	$ 58,497
October 31, 2005	60,210
October 31, 2006	61,914
October 31, 2007	63,621
October 31, 2003	48,681
Total	$292,923

FOCUS REPORT – PART II

as of October 31, 2003

Firm Name: MONTROSE SECURITIES INTERNATIONAL
Firm ID: 035603

1	Total ownership equity		$	344,718
2	Deduct o/e not allowable for net capital			
3	Total o/e qualified for net capital			344,718
4	Add:			
A	Allowable subordinated liabilities			
B	Other deductions or credits			
	Description	Amount		
5	Total cap & allowable subloans			344,718
6	Deductions and/or charges			
A	Total non allowable assets	$ 39,155		
B	Security demand note deficiency			
C	Commodity futures contracts- proprietary cap charges			
D	Other deductions and/or charges			
	Total deductions and/or charges			39,155
7	Other additions and/or allowable credits			
	Description	Amount		
8	Net capital before haircuts			305,563
9	Haircuts on securities:			
A	Contractual commitments			
B	Subordinated debt			
C	Trading and investment securities			
1	Exempted securities			
2	Debt securities			
3	Options			
4	Other securities	$ 3,300		
D	Undue concentration			
E	Other			
	Description:			
		Amount $		3,300
10	Net Capital		$	302,263

FOCUS REPORT – PART II

as of October 31, 2003

Firm Name: MONTROSE SECURITIES INTERNATIONAL
Firm ID: 035603

11	Minimum net capital requirement: (based on Aggregate Indebtedness)	16,459
12	Minimum Dollar Requirement	5,000
13	Net capital required (greater of line 11 or 12	16,459
14	Excess net capital (line 10 less line 13)	285,804
15	Excess net capital @ 1000% (net cap – 10% of AI)	277,576
	Computation of Aggregate Indebtedness	
16	Total AI liability from balance sheet	246,865
17	Add:	
A	Drafts for immediate credit	
B	Market value of securities borrowed where no equivalent value is paid or credited	
C	Other unrecorded amounts	
	Descriptions — Amount	
19	Total Aggregate Indebtedness	246,865
20	Percentage of aggregate indebtedness to net capital	82
21	Percentage of aggregate indebtedness to net capital after anticipated withdrawals	82

SCHEDULE II

MONTROSE SECURITIES INTERNATIONAL

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
October 31, 2003

An exemption from Rule 15c3-3 is claimed based upon section (k) (2) (B).
All customer transactions are cleared through other broker-dealers on a fully disclosed basis. The Company clears its securities transactions through Merrill Lynch. The Company also maintains correspondent brokerage relationships with HSBC James Capel, Inc., Dresdner Kleinwort Securities, ABN Amro, UBS Warburg and Lehman Brothers.

During the year ended October 31, 2003, however, a transaction inconsistent with the exemptive provisions of SEC Rule 15c3-3 occurred.

In October 2003 the Company's clearing agent, Merrill Lynch wired $1,457,224 of customer funds into the Company's money market account. On the very next business day, Montrose Securities International promptly wired the same amount of $1,457,224 directly to the customer. No other instances of receipt of customer funds and commingling of customer and the firm's funds were noted during the course of the audit. This transaction appears to be inconsistent with the exemptive provisions of SEC rule 15c3-3

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Not applicable.

SCHEDULE III

MONTROSE SECURITIES INTERNATIONAL

RECONCILLIATION OF THE AUDITED NET CAPITAL COMPUTATION AND THE BROKER-DEALER'S CORRESPONDING UNAUDITED PART IIA NET CAPITAL COMPUTATION

October 31, 2003

(Additional Information)

Net capital per unaudited statements	$281,938
Add: (deduct) audit differences:	
Increase in trading losses	(9,900)
Decrease in expenses	8,442
Decrease in income tax provision	2,350
Decrease in non allowable assets	22,733
Increase in securities haircuts	(3,300)
Net capital per audited financial statements	$302,263

The accompanying notes are an integral part of these financial statements

GPH G. PAUL HENDRIKS, MBA
CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Public Accountant

To the Shareholder of Montrose Securities International:

In planning and performing my audit of the financial statements of Montrose Securities International, for the year ended October 31, 2003, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Montrose Securities International, including tests of compliance with such practices and procedures, that I considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons
(2) Recordation of the differences required by rule 17a-13
(3) Compliance with the requirements for prompt payment for securities of Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become

1050 Northgate Drive ▪ Suite 52 ▪ San Rafael, CA 94903 ▪ 415/492-8933 ▪ FAX 415/492-8330

inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following matter involving control activities and their operation that I considered to be a material weakness as defined above. These conditions were considered in determining the nature, timing, and extent of procedures to be performed in my audit of the financial statements of Montrose Securities International for the year ended October 31, 2003 and this report does not affect my report thereon dated December 15, 2003 In October 2003 the Company's clearing agent, Merrill Lynch wired $1,457,224 of customer funds into the Company's money market account. On the very next business day, Montrose Securities International promptly wired the same amount of $1,457,224 directly to the customer. No other instances of receipt of customer funds and commingling of customer and the firm's funds were noted during the course of the audit. This transaction appears to be inconsistent with the exemptive provisions of SEC rule 15c3-3

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at October 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

G. Paul Hendriks, CPA
San Rafael, California
December 15, 2003